Contact

www.linkedin.com/in/bala-jana-92896119b (LinkedIn)

Top Skills

Administration

Reliability

Team Leadership

Certifications

Oracle 12c Performance and Tuning

Exadata Database Machine 12c Administration

Oracle Database 12c Essentials

Bala Jana

Board of Directors and operation Strategy
Dallas-Fort Worth Metroplex

Summary

Professional summary:
• Over 15 years of experience in Oracle database design, development and administration with focus in high volume transaction industries - financial, transportation and internet search engine as a lead database administrator and as an architect.
• Over 6 years managed team of database administrators and developers, off shore and on site, responsible for production on-call support, operation, change management, NOC, performance optimization.
• High Availability and Disaster Recovery initiatives:
o Business continuity and disaster recovery plans with Recovery Point Objective (RPO) and Recovery Time Objective (RTO)
o Implemented Oracle Active Data Guard for maximum protection, performance and availability.
o Implemented multiple data center migration, data replication using Oracle Golden Gate technology for Active-Active configuration to protect critical business data and to achieve saving Intuit over $20 million a year.
• As an early team member of senior technology services team and leading product innovation, led Navic Networks acquired by Microsoft in 2008.
• Experience in administration of Oracle 11g/12c RAC and ASM storage maintenance.
• Experience in ensuring Data security and enforcing company policies with GDPR, PCI /PII compliances.
• Implemented Oracle Cloud backup and recovery using RMAN for OLTP and Data Warehouse.
• Experience in supporting data migration from Oracle to PostgreSQL and AWS Redshift in Cloud based environment.
• Worked closely with product, data, and delivery teams across the company to determine priority of needs.
• Established database standards, best practices and implementation strategies for database developers.

• Experience in establishing individual performance goals, review performance against goals and provide coaching for development.
• Strong teamwork and interpersonal skills with the ability to communicate with all levels of management.

Experience

Texas Instruments
Database/Application Architect
January 2022 - Present (2 years 10 months)
Dallas, Texas, United States

AvaWatz Company
Co-Founder, Vice President, Treasurer and Secretary
February 2019 - Present (5 years 9 months)
Addison, Texas, United States

TCS
Tech Lead - IT Analyst
September 2020 - December 2021 (1 year 4 months)
Frisco, Texas, United States

• Successfully implemented High availability solutions to USAA database applications.
• Guided a team of developers and application engineers on database optimization and performance enhancement, database best practices and implementation strategies.
• Prepared logical and physical data model for OLTP and OLAP databases.
• Collaborated with Product team, application development and analytics team for consolidating data and service requirements.
• Identified suitable cost-effective software products by exercising POC.

Refinitiv US LLC
Tech Lead - Sr. Database Infrastructure Reliability Engineer
September 2019 - August 2020 (1 year)
Dallas, Texas, United States

• Managing database infrastructure reliability for Financial and Risks business of Refinitiv.
• Guiding a team of database administrators supporting over 600 databases to keep Refinitiv/Thomson Reuters Elektron and Eikon applications up 24x7.

• Reengineering existing Reporting database for business intelligence queries, reports, dashboards and analysis,
• Closely work with data analytics team to reinforce data architecture, Data Governance, and Data Quality.
• Involve with day to day Project, Change Management, Root Cause Analysis and incident management using ServiceNow.
• Partnering with various business Units to convert legacy Oracle database to Oracle Exadata databases.

Zipcar
Principal Database Administrator – Team lead
October 2015 - June 2019 (3 years 9 months)
Boston, Massachusetts, United States

• Managing team of Database administrators and developers responsible for production support.
• Ensure Data security, GDPR, PCI/PII compliances with annual successful audit.
• Implemented Oracle Active Data Guard replication across multiple data centers as HA/DR initiative.
• Performance analysis, database tuning, reorganizations, optimization, and capacity planning.
• Actively involved in Change Management Process, Root Cause Analysis and incident management.
• Conducting technical valuation on implementing BIG DATA initiative using Hadoop and Data Science Reporting tool for finance and Marketing analysts.
• Supporting data migration from Oracle to PostgreSQL and AWS Redshift in cloud-based environment.

Cartera Commerce, Inc – A Rakuten Company
Staff Database Engineer – Data migration and HA/DR initiatives.
April 2013 - October 2015 (2 years 7 months)
Lexington, Massachusetts, United States

• Successfully implemented HA/DR solutions to Cartera's Identity and authentication database using MySQL Master-Master and Master-Slave Replication.
• Core team member of Citi Price Rewind application design, implementation and launch for Citi Credit
card loyalty program.
• Planned and migrated data from MS SQL to MySQL database for Citi Price Rewind application.

• Setup DB Change Review board responsible for implementing database changes in development through production environments.
• Guided a team of developers and application engineers on database query optimization/performance tuning. database best practices and implementation strategies.

Intuit
Lead Database Engineer – Data security, HA/DR initiatives.
October 2006 - April 2013 (6 years 7 months)
Waltham, Massachusetts, United States

• Designed and developed Enterprise Integration Services for Identity, Product and Global Billing
systems.
• Development and deployment of IDProfile/IDAudit database to support Intuit IAM/QBN integration.
• Core team member responsible for QuickBooks/IDProfile database move to Quincy Data Center to
support HA/DR initiatives defined per business continuity metrics RTO/RPO.
• Core team member responsible for testing and implementing multi-data center replication and
conflict resolution using Oracle Golden Gate replication technology.
• Working with various Intuit Partners/stake holders (PSD, QBO, IPP) to ensure QBN, EIS applications
and databases availability, data integrity and improved performance.
• Member of Change Management/Release team implementing database changes in Development
through production environments.
• Responsible for implementing credit card data encryption across all QBN databases to meet PCI, PII
audit compliance.
• Application/database query optimization and performance tuning.
• Guided a team of developers, application engineers, QA team and Customer Support Reps to resolve
customer issues on timely manner and to ensure working on the right priorities and effectively.
• Delivered dashboard describes the state various database/application health across the company to
senior management.
• Actively involved with Siebel to CP1 Data Migration project to support Intuit 10.1 Release.

• Operational support for Mobile Application Service using MySQL database.

LYCOS
Senior Database Administrator
May 2004 - September 2006 (2 years 5 months)
Waltham, Massachusetts, United States

• Installed and configured Oracle9i on Linux RH AS 3.0 for migrating Tripod database from Informix.
• Core team member responsible for Quote.com database migration from Oracle8i to 9i on Linux RH.
• Implemented database security to meet PCI audit compliance by protecting credit card holder data.
• Migrated My Lycos and Matchmaker database from EMC clariion storage to Hitachi storage system.
• Mentor senior and junior DBAs responsible for install, upgrade and monitor multiple Lycos databases.

Navic Networks
Principal Oracle Database Administrator
February 2001 - April 2004 (3 years 3 months)
Waltham, Massachusetts, United States

• As a member of senior technology services team, mentored junior DBAs, developers, QA engineers
and participated in company development and operational plans.

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Education

University of Madras
Bachelor's degree, Mechanical Engineering, Govt. College of Technology, Coimbatore